SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. (    )*

OPKO HEALTH, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

68375N103

(CUSIP Number)

Stuart Cable, Esq.

Ed Amer, Esq.

Folake Ayoola, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Telephone: (617) 570-1000

(Name, address and telephone number of person authorized to receive notices and communications)

May 9, 2022

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68375N103	13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS Gary J. Nabel, M.D., Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 155,471 (1)
	8	SHARED VOTING POWER 19,857,514 (2)
	9	SOLE DISPOSITIVE POWER 155,471 (1)
	10	SHARED DISPOSITIVE POWER 19,857,514 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,012,985 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9% (3)
14	TYPE OF REPORTING PERSON IN

(1)

Includes (i) 75,471 shares of Common Stock, par value $0.01 per share (“Common Stock”), of OPKO Health, Inc., a Delaware corporation (the “Issuer”) held individually by Dr. Gary Nabel and (ii) 80,000 shares of the Issuer’s Common Stock held directly by the Nabel Family Investments LLC, for which Dr. Gary Nabel serves as the authorized agent.

(2)

Represents 19,857,514 shares of the Issuer’s Common Stock held directly by the EGN 2021 Trust, for which Dr. Gary Nabel serves as an investment advisor together with Mr. Coe Magruder. Dr. Gary Nabel disclaims beneficial ownership of these shares, except to the extent of any pecuniary interest therein

(3)

This percentage is based upon 681,525,181 outstanding shares of Common Stock reported in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 9, 2022.

CUSIP No. 68375N103	13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS Elizabeth G. Nabel, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 113,200 (1)
	8	SHARED VOTING POWER 19,857,514 (2)
	9	SOLE DISPOSITIVE POWER 113,200 (1)
	10	SHARED DISPOSITIVE POWER 19,857,514 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,970,714 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Represents 113,200 shares of the Issuer’s Common Stock held individually by Dr. Elizabeth Nabel.
(2)

Represents 19,857,514 shares of the Issuer’s Common Stock held directly by the GJN 2021 Trust, for which Dr. Elizabeth Nabel serves as the co-trustee together with Coe Magruder. Dr. Elizabeth Nabel disclaims beneficial ownership of these shares, except to the extent of any pecuniary interest therein.

(3)	This percentage is based upon 681,525,181 outstanding shares of Common Stock reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2022.

CUSIP No. 68375N103	13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS Coe M. Magruder
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington, DC

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,715,028 (1) (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,715,028 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,715,028 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Mr. Magruder disclaims beneficial ownership of these shares..
(2)

Includes (i) 19,857,514 shares of the Issuer’s Common Stock held directly by the EGN 2021 Trust, for which Mr. Magruder serves as the sole trustee, and as investment advisor together with Dr. Gary Nabel, and (ii) 19,857,514 shares of the Issuer’s Common Stock held directly by the GJN 2021 Trust, for which Mr. Magruder serves as co-trustee together with Dr. Elizabeth Nabel.

(3)	This percentage is based upon 681,525,181 outstanding shares of Common Stock reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2022.

CUSIP No. 68375N103	13D	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS EGN 2021 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,857,514 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,857,514 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,857,514 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Represents shares of the Issuer’s Common Stock held directly by the EGN 2021 Trust, for which Mr. Magruder serves as the sole trustee, and as investment advisor together with Dr. Gary Nabel.
(2)	This percentage is based upon 681,525,181 outstanding shares of Common Stock reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2022.

CUSIP No. 68375N103	13D	Page 6 of 13 Pages

1	NAME OF REPORTING PERSONS GJN 2021 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,857,514 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,857,514 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,857,514 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Represents shares of the Issuer’s Common Stock held directly by the GJN 2021 Trust, for which Mr. Magruder serves as co-trustee together with Dr. Elizabeth Nabel.
(2)	This percentage is based upon 681,525,181 outstanding shares of Common Stock reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2022.

CUSIP No. 68375N103	13D	Page 7 of 13 Pages

1	NAME OF REPORTING PERSONS Nabel Family Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 80,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 80,000 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Represents shares of the Issuer’s Common Stock held directly by the Nabel Family Investments LLC, for which Dr. Gary Nabel serves as the authorized agent.
(2)	This percentage is based upon 681,525,181 outstanding shares of Common Stock reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2022.

CUSIP No. 68375N103	13D	Page 8 of 13 Pages

ITEM 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $0.01 per share (“Common Stock”), of OPKO Health, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 4400 Biscayne Blvd., Miami, FL 33137.

ITEM 2.	Identity and Background.

(a) This Schedule 13D is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by and between Gary J. Nabel, Elizabeth G. Nabel, Coe M. Magruder, the EGN 2021 Trust, the GJN 2021 Trust, and the Nabel Family Investments LLC (collectively referred to as the “Reporting Persons”).

(b) The principal business address for each of Dr. Gary Nabel and Dr. Elizabeth Nabel is 4400 Biscayne Blvd., Miami, FL 33137. The principal business address for each of Mr. Magruder, the EGN 2021 Trust and the GJN 2021 Trust is 2200 Pennsylvania Avenue, Suite 400 East, Washington, DC 20037. The principal business address for the Nabel Family Investments LLC is 815 Palm Trail, Villa, Delray Beach, FL 33483.

(c) Dr. Gary Nabel is the Chief Innovation Officer and member of the Board of Directors of the Issuer. Dr. Elizabeth Nabel is the spouse of Dr. Gary Nabel and Chief Medical Officer of the Issuer, and serves as co-trustee of the GJN 2021 Trust. Mr. Magruder is the trustee of the EGN 2021 Trust and co-trustee of the GJN 2021 Trust. The EGN 2021 Trust was formed for the benefit of Dr. Gary Nabel and the descendants of Dr. Elizabeth Nabel. The GJN 2021 Trust was formed for the benefit of Dr. Elizabeth Nabel and the descendants of Dr. Gary Nabel. The Nabel Family Investments LLC, a limited liability company formed in the District of Columbia, is primarily involved in investment activities. Dr. Gary Nabel serves as the authorized representative of the Nabel Family Investments LLC.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The EGN 2021 Trust and the GJN 2021 Trust were formed under the laws of the State of Florida. Dr. Gary Nabel, Dr. Elizabeth Nabel and Mr. Magruder are citizens of the United States of America. The Nabel Family Investments LLC was formed in the District of Columbia.

ITEM 3.	Source and Amount of Funds or Other Consideration.

On May 9, 2022, the Issuer entered into an Agreement and Plan of Merger with Orca Acquisition Sub, Inc. (“Merger Sub”, a subsidiary of the Issuer formed for the purposes of the ModeX Merger (as defined below)), ModeX Therapeutics, Inc., (“ModeX” or “Seller”) and Sellers’ representative (the “Merger Agreement”, attached as Exhibit 2 and incorporated by reference herein), pursuant to which Merger Sub was merged with and into ModeX, with ModeX becoming a wholly owned subsidiary of the Issuer (the “ModeX Merger”). The Issuer paid an aggregate of $300 million for all of the outstanding equity of ModeX, as adjusted by customary adjustments. The consideration paid at closing consisted of shares of the Issuer’s Common Stock, which was valued based on the average of the daily volume-weighted average price over the thirty (30) trading days prior to the date that is two (2) trading days prior to the signing of the Merger Agreement. Each of the EGN 2021 Trust and the GJN 2021 Trust received 19,777,514 shares of the Issuer’s Common Stock in exchange for 2,250,000 shares of ModeX held directly by each trust, respectively, in connection with the ModeX Merger.

On May 12, 2022, Dr. Gary Nabel purchased a total of 6,979 shares of the Issuer’s Common Stock at a price per share of $2.65 on the open market. On May 18, 2022, Dr. Gary Nabel purchased a total of 68,492 shares of the Issuer’s Common Stock at a price per share of $2.90 on the open market. Dr. Gary Nabel is reporting beneficial ownership of, and sole voting and dispositive power with respect to, the aggregate of the 75,471 shares of the Issuer’s Common Stock purchased on the open market between May 12, 2022 and May 18, 2022.

CUSIP No. 68375N103	13D	Page 9 of 13 Pages

On May 18, 2022, Dr. Elizabeth Nabel purchased a total of 113,200 shares of the Issuer’s Common Stock at a weighted-average price per share of $2.90 on the open market. Dr. Elizabeth Nabel is reporting beneficial ownership of, and sole voting and dispositive power with respect to, these shares.

On June 22, 2022, the EGN 2021 Trust purchased a total of 80,000 shares of the Issuer’s Common Stock at a weighted-average price per share of $2.50 on the open market.

On June 22, 222, the GJN 2021 Trust purchased a total of 80,000 shares of the Issuer’s Common Stock at a weighted-average price per share of $2.50 on the open market.

On June 22, 2022, the Nabel Family Investments LLC purchased a total of 80,000 shares of the Issuer’s Common Stock at a price per share of $2.47 on the open market.

ITEM 4.	Purpose of Transaction.

The Reporting Persons acquired the securities reported herein for investment purposes, as well as in connection with the ModeX Merger. The Reporting Persons may, from time to time, acquire additional securities of the Issuer and retain or sell all or a portion of the Issuer’s securities held by the Reporting Persons in open market transactions or in privately negotiated transactions.

As of the date hereof, and except as otherwise disclosed above, the Reporting Persons do not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s Articles of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5.	Interest in Securities of the Issuer.

(a) - (b) The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, based on 681,525,181 outstanding shares of Common Stock reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2022:

CUSIP No. 68375N103	13D	Page 10 of 13 Pages

Name	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power(1)	Aggregate Beneficially Owned(1)	Percentage
Gary J. Nabel, M.D.	155,471	19,857,514	20,012,985	2.9%
Elizabeth G. Nabel, M.D.	113,200	19,857,514	19,970,714	2.9%
Coe M. Maagruder	—	39,555,028	39,555,028	5.8%
EGN 2021 Trust	—	19,857,514	19,857,514	2.9%
GJN 2021 Trust	—	19,857,514	19,857,514	2.9%
Nabel Family Investments LLC	80,000	—	80,000	0.01%

(1)	Each Reporting Person disclaims beneficial ownership of any such shares that he, she or it does not directly own, except to the extent of any pecuniary interest therein.

(c) In connection with his appointment as Chief Innovation Officer pursuant to the ModeX Merger, the Issuer and Dr. Gary Nabel entered into an employment letter agreement (the “Nabel Employment Agreement”, attached as Exhibit 3 and incorporated by reference herein), whereby the Compensation Committee of the Board of Directors of the Issuer granted Dr. Gary Nabel ten-year options to purchase an aggregate of 34,923 shares of Common Stock at an exercise price of $3.1989 per share, which become exercisable in four equal annual installments commencing on May 9, 2023.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except for the relationships described above and in the responses to Items 3, 4 and 5 herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person, with respect to any securities of the Issuer.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement, dated June 29, 2022, between Gary J. Nabel, Elizabeth G. Nabel, Coe M. Magruder, the EGN 2021 Trust, the GJN 2021 Trust, and the Nabel Family Investments LLC.

Exhibit 2.	Agreement and Plan of Merger, dated as of May 9, 2022, by and among the Issuer, ModeX Therapeutics, Inc., Orca Acquisition Sub, Inc. and Gary J. Nabel, solely in the capacity of a representative of the Stockholders (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on May 13, 2022).

Exhibit 3.	Nabel Employment Agreement, dated May 9, 2022, by and between the Issuer and Dr. Gary Nabel (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on May 13, 2022).

CUSIP No. 68375N103	13D	Page 11 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2022

The EGN 2021 Trust

By:	/s/ Coe M. Magruder
Name:	Coe M. Magruder
Title:	Trustee

The GJN 2021 Trust

By:	/s/ Coe M. Magruder
Name:	Coe M. Magruder
Title:	Trustee

By:	/s/ Elizabeth G. Nabel, M.D.
Name:	Elizabeth G. Nabel, M.D.
Title:	Trustee

The Nabel Family Investments LLC

By:	/s/ Gary J. Nabel, M.D., Ph.D.
Name:	Gary J. Nabel, M.D., Ph.D.
Title:	Authorized Representative

/s/ Gary J. Nabel, M.D., Ph.D.
Gary J. Nabel, M.D., Ph.D.

/s/ Elizabeth G. Nabel, M.D.
Elizabeth G. Nabel, M.D.

/s/ Coe M. Magruder
Coe M. Magruder